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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003.

                          NORTHGATE EXPLORATION LIMITED
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                         2050 - 1055 West Georgia Street
                           Vancouver, British Columbia
                                 Canada V6E 3R5
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

         Form 20-F [ ]     Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]          No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                           Registrant:
                                           Northgate Exploration Limited

Date:  May 26, 2003.
                                           (signed)
                                           -------------------------------------
                                           Kenneth G. Stowe
                                           President and Chief Executive Officer


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                                    EXHIBITS

Exhibit No.         Description
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1                   NOTICE OF MEETING DATED APRIL 10, 2003 FOR THE 2003 ANNUAL
                    GENERAL MEETING OF THE SHAREHOLDERS OF NORTHGATE EXPLORATION
                    LIMITED.
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2                   INFORMATION CIRCULAR FOR THE 2003 ANNUAL GENERAL MEETING OF
                    THE SHAREHOLDERS OF NORTHGATE EXPLORATION LIMITED.
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3                   FORM OF PROXY FOR THE 2003 ANNUAL GENERAL MEETING OF THE
                    SHAREHOLDERS OF NORTHGATE EXPLORATION LIMITED.
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